Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Sanaby Health Acquisition Corp. I (the “Company”) on Form S-1 of our report dated September 22, 2021. which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Sanaby Health Acquisition Corp. I as of June 30, 2021 and for the period from April 8, 2021 (inception) through June 30, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

September 22, 2021